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                                                                    EXHIBIT 12.2

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(DOLLAR AMOUNTS IN THOUSANDS)


                                                       THREE MONTHS ENDED
                                                            MARCH 31,                         YEAR ENDED DECEMBER 31,
                                                     -----------------------   ----------------------------------------------------
                                                        2001         2000        2000       1999       1998       1997       1996
                                                     ----------   ----------   --------   --------   --------   --------   --------

Net Earnings from Operations                         $   56,469   $   60,872   $236,221   $161,570   $102,936   $ 38,832   $ 79,384
Add:
         Interest Expense                                41,522       41,986    172,191    170,746     77,650     52,704     38,819
                                                     ----------   ----------   --------   --------   --------   --------   --------

Earnings as Adjusted                                 $   97,991   $  102,858   $408,412   $332,316   $180,586   $ 91,536   $118,203
                                                     ==========   ==========   ========   ========   ========   ========   ========


Combined Fixed Charges and Preferred Share
         Dividends:
         Interest Expense                            $   41,522   $   41,986   $172,191   $170,746   $ 77,650   $ 52,704   $ 38,819
         Capitalized Interest                             5,904        4,183     18,549     15,980     19,173     18,365     16,138
                                                     ----------   ----------   --------   --------   --------   --------   --------

                  Total Fixed Charges                    47,426       46,169    190,740    186,726     96,823     71,069     54,957

         Preferred Share Dividends                       11,432       14,405     56,763     56,835     49,098     35,318     25,895
                                                     ----------   ----------   --------   --------   --------   --------   --------

Combined Fixed Charges and Preferred Share
         Dividends                                   $   58,858   $   60,574   $247,503   $243,561   $145,921   $106,387   $ 80,852
                                                     ==========   ==========   ========   ========   ========   ========   ========

Ratio of Earnings, as Adjusted to Combined Fixed
         Charges and Preferred Share Dividends              1.7          1.7        1.7        1.4        1.2        (a)        1.5
                                                     ==========   ==========   ========   ========   ========   ========   ========

(a) Due to a one-time, non-recurring, non-cash charge of $75.4 million relating to the costs incurred in acquiring the management companies from a related party earnings were insufficient to cover combined fixed charges and preferred share dividends for the year ended December 31, 1997 by $14.9 million.